UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Trestle Holdings, Inc.
(Exact name of registrant as specified in its corporate charter)

Commission File No.:  000-23000

Delaware (State or other jurisdiction of incorporation or organization)	95-4217605 (I.R.S. Employer Identification No.)

P.O. Box 4198, Newport Beach, California 92661 (Address of principal executive offices)

(949) 903-0468
 (Registrant’s telephone number, including area code)

 (Former name or former address, if changed since last report)

Approximate Date of Mailing: June 5, 2009

TRESTLE HOLDINGS, INC.
P.O. BOX 4198
NEWPORT BEACH, CALIFORNIA
92661

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF TRESTLE HOLDINGS, INC.

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement.  References throughout this Information Statement to “Company,” “Trestle” “we,” “us.”, and “our” are to MobiZone Holdings Limited, a Hong Kong corporation (“MobiZone Hong Kong”), MoqiZone Holdings Limited, a Cayman Island corporation (“MoqiZone Cayman”) and MoqiZone (Shanghai) Information Technology Company Limited (“Shanghai MoqiZone”), a corporation organized under the laws of the People’s Republic of China (“China” or the “PRC”), a wholly foreign owned enterprise or “WFOE,” and a wholly-owned subsidiary of MobiZone Hong Kong.

INTRODUCTION

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with proposed changes in a majority of the membership of our board of directors (the “Board”) as a result of the Share Exchange transaction as described below.  The date of this Information Statement is June 5, 2009.

This Information Statement was filed with the Securities and Exchange Commission (the “SEC”) on June 5, 2009 and is being mailed to our stockholders of record as of June 1, 2009. The mailing date of this Information Statement will be on or about June 5, 2009. On the tenth (10th) day after this Information Statement has been distributed to the stockholders, the director designees named herein will be appointed to the Board (the “Effective Date”).

Pursuant to the Share Exchange transaction, all of our directors resigned as members of our board, with such resignation to be effective on the Effective Date.  In connection therewith, our Board appointed Cheung Chor Kiu Lawrence (Lawrence Cheung) to serve as Chairman of the Board – effective as of the close of the Share Exchange – and nominated Benjamin Chan to become our other Board member as of the Effective Date.  Additionally, upon the closing of the Share Exchange, Mr. Stoppenhagen resigned as our Interim President and Secretary and our Board appointed Mr. Cheung as our Chief Executive Officer.

No action is required by our stockholders in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF OUR DIRECTOR DESIGNEE TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

SHARE EXCHANGE TRANSACTION WITH MOQIZONE

On March 15, 2009, we entered into a Share Exchange Agreement with MoqiZone Holdings Limited, a Cayman Island corporation (“MoqiZone Cayman”), Cheung Chor Kiu Lawrence, the principal shareholder of MoqiZone Cayman (“Cheung”), and MKM Capital Opportunity Fund Ltd. (“MKM”), our principal stockholder (the “Agreement”).  MoqiZone Cayman is the record and beneficial owner of 100% of the share capital of MobiZone Holdings Limited, a Hong Kong corporation (“MobiZone Hong Kong”) and MobiZone Hong Kong is the record and beneficial owner of 100% of the share capital of Moqizone Shanghai Information Technology Company Limited (“Shanghai MoqiZone” and together with MoqiZone Cayman and MobiZone Hong Kong, the “MoqiZone Corporations”).  It is pursuant to the Agreement that we agreed to effect the corporate actions discussed herein.  On June 1, 2009, pursuant to the Agreement, and following MoqiZone Hong Kong’s receipt of approximately $4,345,000 in gross proceeds from the financing described below, we acquired all of the issued and outstanding capital stock of MoqiZone Cayman in exchange for the issuance to Lawrence Cheung and the other shareholders of MoqiZone Cayman of 10,743 shares of our sought to be created Series B convertible preferred stock.  Following the Reverse Stock Split, as defined below, such Series B Preferred Stock shall automatically (and without any action on the part of the holders) convert (on the basis of 1,000 shares of common stock for each share of Series B Preferred Stock) into an aggregate of 10,743,000 shares of our common stock, representing approximately 95% of our issued and outstanding shares of common stock, on a fully-diluted basis.  The remaining 5% of our outstanding shares of common stock are publicly traded and are owned by approximately 83 shareholders of record. We refer to the transaction consummated under the Share Exchange Agreement as, the “Share Exchange”.

Pursuant to the Share Exchange, we agreed to file a Schedule 14C Information Statement under the Securities Exchange Act of 1934, as amended, and upon the effectiveness of such Information Statement (the expiration of the requisite 20 day period following mailing of such 14C Information Statement to the Trestle shareholders), Trestle will amend and restate its certificate of incorporation to, among other things:

•
authorize for issuance 10,000,000 shares of Trestle preferred stock (including the Series B Preferred Stock), containing such rights, preferences and designations as the board of directors of Trestle may, from time to time designate;

•	effect a one-for-254.5 reverse stock split to reduce the 179,115,573 outstanding shares of Trestle common stock to 703,794 shares of Trestle common stock (the “Reverse Stock Split”); and
•	change the corporate name of Trestle to MoqiZone Holding Corporation.

On June 1, 2009, we completed a private financing of $4,345,000, with 10 accredited investors (the “Financing”), which includes $300,000 that we received in October 2008 pursuant to a Convertible Loan Agreement with two accredited investors (the “Convertible Notes”); the Convertible Notes automatically convert into the same securities issued to the investors pursuant to the Financing.  The net proceeds from the Financing were approximately $3,637,000.  Consummation of the Financing was a condition to the completion of the Share Exchange.  The securities offered in the Financing were sold pursuant to a Securities Purchase Agreement (the “Purchase Agreement”) by and among the Company, MoqiZone Cayman, Cheung Chor Kiu Lawrence, MKM and each of the purchasers thereto (the “Investors”).  Pursuant to the Purchase Agreement, we issued a total of approximately 435 Units of securities consisting of (a) $10,000 of 8% exchangeable convertible notes of MobiZone Hong Kong and MoqiZone Cayman due March 31, 2011 (the “Notes”), (b) three year Class A callable warrants (the “Class A Warrants”) to purchase 2,778 shares of common stock of Trestle, at an exercise price of $2.50 per share, and (c) three year Class B non-callable warrants (the “Class B Warrants”) to purchase 2,778 shares of common stock of Trestle at an exercise price of $3.00 per share.  The exercise prices of the Warrants are subject to weighted average and other anti-dilution adjustments. Once the Reverse Stock Split is effective, each $1,000 principal amount of Notes will be automatically cancelled and exchanged for one share of Series A Preferred Stock. The financing shall continue until the earlier to occur of the expiration of the June 16, 2009 offering period or an aggregate of $12,000,000 of Notes and Warrants are sold, unless otherwise extended by the parties to the Financing.

The private equity financing described herein was made pursuant to the exemption from the registration provisions of the Securities Act of 1933, as amended, provided by Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder.  The securities described herein have not been registered under the Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.  The foregoing information has been disclosed herein as it is material to the private equity financing and should not be construed as an offer to sell or solicitation of an offer to buy our securities.  The securities to be sold in the subsequent closing will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

General Business Summary of MoqiZone Corporations

Through our Shanghai subsidiary – Shanghai MoqiZone – we provide a digital entertainment delivery platform that delivers online content and games to internet cafes in China via our proprietary MoqiZone WiMax Network.  Our primary business focus is to provide content delivery to the viral online gaming market and connect game players to online content providers.  We provide “last mile” connectivity to internet cafés through our own proprietary MoqiZone WiMax Network. There are currently over 150,000 licensed internet cafés in China, each with not less than 100 personal computers, or PCs – the minimum number of computers required for an internet café license in China.  This means that not less than 15.0 million potential game players may be accessing online content and games at any point in time. We collect cash from game players through prepaid game cards that provide cafes, game providers and ourselves with real time reporting and customer tracking, and distribute customer payments among internet cafés, online game providers and marketing promotion companies.  Subject to receipt of the maximum proceeds from the Financing, our goal is to deploy our digital entertainment delivery platform in three targeted cities: Beijing, Chengdu and Zhengzhou.

VOTING SECURITIES

Our authorized capital stock consists of 1,500,000,000 shares of common stock, par value $0.001 per share and 5,000,000 shares of preferred stock, par value $0.001 per share.  As of the date of this Schedule, we have 179,115,573 shares of common stock issued and outstanding, but no shares of preferred stock issued or outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders.   Pursuant to the terms of the Share Exchange Agreement, we shall obtain our shareholders approval, via written consent, to amend our certificate of incorporation to authorize two classes of preferred stock, whose terms shall later be attached by our Board of Directors; however, such amendment will not be effective until 20 days after we file a Schedule 14C with the SEC and mail the same to our shareholders.  Our board of directors will have the right to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock, without shareholder approval.  Once the amendment is effective, we agreed to file a Certificate of Amendment to our Certificate of Incorporation pursuant to which an additional 10,000,000 shares of preferred stock will be authorized and we shall also file Certificates of Designation with Delaware’s Secretary of State whereby, 15,000 of such preferred stock shall be designated as Series A Preferred Stock as per the terms of the Financing and 10,743 of such preferred stock shall be designated as Series B Preferred Stock as per the terms of the Financing.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of May 29, 2009, we had a total of 179,115,573 shares of common stock.  Pursuant to the Share Exchange, the Financing and the contemplated Reverse Stock Split, we will have a total of 13,860,684 shares of common stock issued and outstanding.

The following table sets forth, as of May 29, 2009: (a) the names and addresses of each beneficial owner of more than five percent (5%) of our common stock known to us, the number of shares of common stock beneficially owned by each such person, and the percent of our common stock so owned before and after the Share Exchange; and (b) the names and addresses of each director and executive officer before and after the Share Exchange, the number of shares our common stock beneficially owned, and the percentage of our common stock so owned, by each such person, and by all of our directors and executive officers as a group before and after the Share Exchange. Each person has sole voting and investment power with respect to the shares of our common stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of common stock, except as otherwise indicated. Individual beneficial ownership also includes shares of common stock that a person has the right to acquire within 60 days from May 29, 2009.

Pursuant to the terms of the Share Exchange Agreement, Eric Stoppenhagen resigned as our Interim President, effective immediately.  All of our current directors tendered their resignation as our directors, which resignations shall be effective on the tenth day after the mailing of this Schedule to our stockholders.  Our Board of Directors appointed Cheung Chor Kiu Lawrence (Lawrence Cheung) to serve as the Chairman of our board and our Chief Executive Officer effective as of the close of the Share Exchange, and nominated Benjamin Chan to serve as our other director with such appointment to be effective on the tenth day after mailing this Schedule 14F.

Unless otherwise noted, the principal address of each of the directors, officers and director nominee listed below is Unit Nos. 301-02, New East Ocean Centre, No. 9 Science Museum Road, T.S.T., Kowloon, Hong Kong.

Name	Amount and Nature of Beneficial Ownership Before the Share Exchange	Percentage of Outstanding Shares Before the Share Exchange (1)	Amount and Nature of Beneficial Ownership After the Share Exchange(2)	Percentage of Outstanding Shares After the Share Exchange (2)
Eric Stoppenhagan(3)	50,000	*	196	*

Strategic Turnaround Equity Partners, LP (4)	44,994,000	25.12%	176,794	*

MKM Opportunity Master Fund, Ltd (5)	125,858,000	70.27%	772,308 (6)	5.57%

Cheung Chor Kiu Lawrence (Lawrence Cheung)	-	-	9,872,867 (7)	71.23%

Benjamin Chan	-	-	-	-

All Directors, Executive Officers and Director Nominees before the Share Exchange, As a Group	90,049,772	62.86%	-	-

All Directors, Executive Officers and Director Nominees after the Share Exchange and after the Effective Date of this Schedule, As a Group	-	-	9,872,867	71.23%

* Less than one percent
(1)	The numbers in this column are based on 179,115,573 shares outstanding.
(2)
The numbers are based on 13,860,684 shares outstanding, which represents the number of shares the Company has outstanding after the Share Exchange, the Financing (except for shares underlying the Warrants issued pursuant to the Financing) and the Reverse Split.

(3)	Mr. Stoppenhagan’s address is c/o Trestle Holdings, Inc., P.O. Box 4198, Newport Beach, CA 92661-4198.
(4)
The person having voting, dispositive or investment powers over Strategic is Bruce Gallaway, Authorized Agent.  The address of Strategic is c/o Trestle Holdings, Inc., P.O. Box 4198, Newport Beach, CA 92661-4198.

(5)
The person having voting, dispositive or investment powers over MKM is David Skirloff, Authorized Agent.  The address of Strategic is c/o Trestle Holdings, Inc., P.O. Box 4198, Newport Beach, CA 92661-4198.

(6)
This number represents: (i) 494,530 shares of Common Stock MKM held in Trestle prior the Share Exchange, assuming the Reverse Split is effected; and (ii) an aggregate of 277,778 shares of common stock underlying the Series A Preferred Stock that MKM shall receive upon cancellation of the Notes they  received pursuant to the Financing.

(7)
After the Share Exchange, 900,000 of Mr. Cheung’s shares are subject to an escrow agreement pursuant to which such shares are to be released back to Mr. Cheung and/or to the Investors of the Financing, based upon certain performance targets as set forth in the Share Exchange Agreement.  In addition, Mr. Cheung intends to transfer certain percentages of the remaining 8,972,867 shares to the following persons, subject to such persons achieving certain performance requirements under agreements to be entered into on or prior to consummation of the Reverse Stock Split. These proposed transfers and the prospective transferees are as follows: approximately 560,927 shares to Goodstand Holdings, Ltd., a company currently owned by Mr. Cheung, the shares of which will be transferred to Sam Huang – the Company’s Chief Technical Officer; approximately 532,364 shares to Gracehigh International, Ltd. a company currently owned by Mr. Cheung, the shares of which will be transferred to Ling Tao – the Company’s Vice President of New Business Development; approximately 2,454,607 shares to Cheerman Investment Ltd., a company currently owned by Mr. Cheung, the shares of which will be transferred to Zhang Xin Hua – the Company’s General Manager; approximately 656,646 shares to Bright Clever Holdings Ltd., a company currently owned by Mr. Cheung, the shares of which will be transferred to Zheng Wei; approximately 400,000 shares to Ng Ka Lam – Vice President of System Control; approximately 704,008 shares to Ray Huang – Vice President of Content Integration; approximately 795,687 shares to Chan Wai Kit Benjamin – the Company’s Vice President of Finance; approximately 340,000 to On Yee Corrina Ma; and approximately 172,767 shares to His-Kuang Lu Lo.  After these transfers, Mr. Cheung will continue to own approximately 2,355,861 shares (approximately 17%).

CHANGE OF CONTROL

On June 1, 2009, we consummated the transactions contemplated by the Share Exchange Agreement.  Pursuant to that agreement, we acquired from the shareholders of the MoqiZone Corporations, all of the issued and outstanding shares of the MoqiZone Corporations and, in exchange, issued to them 10,743 shares of our sought to be created Series B convertible preferred stock.  Following the Reverse Stock Split, such Series B Preferred Stock shall automatically (and without any action on the part of the holders) convert (on the basis of 1,000 shares of common stock for each share of Series B Preferred Stock) into an aggregate of 10,743,000 shares of our common stock, representing approximately 95% of our issued and outstanding shares of common stock, on a fully-diluted basis, as at the time of conversion (but prior to the issuance of any other equity or equity type securities), which resulted in a change in control.  As a result of the Share Exchange, the MoqiZone Corporations became our wholly-owned subsidiary.

CHANGES TO THE BOARD OF DIRECTORS

Prior to the Share Exchange, Mr. Eric Stoppenhagen was our Interim President and Secretary and we had three directors.  Effective at the close of the Share Exchange, Mr. Stoppenhagen resigned from all of the offices he held.  Additionally, on June 1, 2009, all of our directors tendered their resignation as a director to be effective on the tenth day following the later of the filing of this Information Statement with the SEC and the mailing of this Information Statement to our stockholders (the “Effective Date”).  In connection with the Share Exchange, our Board appointed Cheung Chor Kiu Lawrence (Lawrence Cheung) as the Chief Executive Officer and Chairman of the Board, with such positions to be effective at the close of the Share Exchange.  The Board nominated Benjamin Chan to become a member of our Board on the Effective Date.

None of the directors our Board nominated are currently members of the Board, and prior to the Share Exchange did not hold any position with us and had not been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the appointees have ever been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has ever been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The Board of Directors is comprised of only one class. All of the directors will serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal.  There are no family relationships among directors and executive officers. Also provided herein are brief descriptions of the business experience of each director and executive officer during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the Federal securities laws.

Directors prior to the Share Exchange

Name	Age	Position(s) with Trestle
Eric Stoppenhagen	35	Interim President and Secretary
Gary Freeman	41	Director
Steven Walin	52	Director
David Skirloff	43	Chairman of the Board

ERIC STOPPENHAGEN was appointed President and Secretary in September 2006. From June 2003 to September 2006, Mr. Stoppenhagen served as Vice President of Finance for Trestle Acquisition Corp.  Mr. Stoppenhagen has served in an executive capacity for several other public and private companies; including President of Trist Holdings, Inc., and Chief Financial Officer of Jardinier Corporation.  He holds a Juris Doctorate and Masters of Business Administration both from George Washington University.  Additionally, he holds a Bachelor of Science in Finance and a Bachelor of Science in Accounting both from Indiana University. Mr. Stoppenhagen is a certified public accountant.

GARY FREEMAN was elected Co-President and Chief Financial Officer of the Company in January 2003, and resigned the position of Co-President in September 2003 and Chief Financial Officer in July 2004. Mr. Freeman is currently a Partner in Beach, Freeman, Lim & Cleland, LLP’s Audit and Accounting services division. Mr. Freeman also serves as a director of GVI Security Solutions, Inc., a position on which he has served since October 2006, and Trist Holdings, Inc., a position on which he has served since July 2007. In conjunction with various consulting engagements, Mr. Freeman has assumed interim senior level management roles at numerous public and private companies during his career. Mr. Freeman was Vice President and director of Kellogg & Andelson, a Southern California based public accounting firm. In 2000, Mr. Freeman co-founded Catalyst Business Systems, a consulting firm, which merged with Kellogg & Andelson in 2002. From 1990 to 2000, Mr. Freeman worked at BDO Seidman, LLP in various capacities, including as a partner from 1998 to 2000.

STEVEN WALIN is the Chief Executive Officer and a Director of GVI Security Solutions, Inc., a position in which he has served since March 2006. Mr. Walin has over 20 years of experience in the security industry. Most recently, from April 2003 until his appointment as Chief Executive Officer of GVI Security Solutions, Inc., Mr. Walin served as the President of GE Security Enterprise Solutions, a division of General Electric Company that provides security solutions, including video monitoring, intrusion and access control systems. Prior to his employment with GE, from July 2001, Mr. Walin served as the Senior Vice President - North America Security for the Security Systems Division of Siemens Building Technologies. Prior to that, Mr. Walin had been the President and Chief Operating Officer of Securities Technology Group, Inc. until it was acquired by Siemens in July 2001.

DAVID SKRILOFF is Portfolio Manager of MKM Capital Advisors, LLC.  Previously, he was a managing director at Vision Capital Advisors, LLC, a position he has held since January 2006. Prior to Vision, Mr. Skriloff was a managing director at Duncan Capital, from January 2004 to December 2005. Before Duncan, Mr. Skriloff was EVP of Business Development for Millivision, Inc. from September 2001 to December 2003. Mr. Skriloff earned a BS in Electrical Engineering from Carnegie-Mellon University in 1987 and an MBA from NYU in 1992.

Officer and Directors and Director Nominees after the Share Exchange

Name	Age	Position

Lawrence Cheung	40	Chief Executive Officer and Chairman of the Board
Benjamin Chan	35	Vice President of Finance and Director

Lawrence Cheung, Chief Executive Officer.  Mr. Cheung is an expert in online entertainment business in China with extensive senior management experience including successful IPO of Gamania, the top online game company in Taiwan. He served as COO for Gamania Digital Entertainment Ltd in 2002 and director of MobiChannel Ltd subsequently. He founded the first interactive TV company and foreign ISP in Shanghai to deliver video online in 1998.  He had worked as Finance Director of J Walter Thompson Advertising Ltd. in 1996 and Audit Manager at KPMG Shanghai since 1994. He has a BSC with honors from University of Bradford, England, and 3 years Chartered Accountants Training in England (ICAEW).

Benjamin Chan, Vice President of Finance and Director. Mr. Chan is responsible for the finance of the Company, including investor relationship and lining up strategic partners and investors for the company’s future business development.  Benjamin Chan joins the board with a strong legal background.  He is a qualified Australian barrister and solicitor and has practiced in the telecom media and technology sector. His professional highlights include the successful tendering of the first pay television broadcasting license in Hong Kong as well as involving into many other local listing activities.  He was also a corporate consultant with various listed companies in Hong Kong from 2000 to 2003. Benjamin holds a Bachelor of Commerce Degree, majoring in finance and account, and a Bachelor of Laws Degree from the University of Melbourne, Victoria, Australia.

Significant Employees

The following are employees who are not executive officers, but who are expected to make significant contributions to our business:

Xin Hua Zhang, General Manager.  Mr. Zhang is a director of Tai Ji Tong Gong, and formerly the chief representative of Beijing Quantum Limited.  Graduated in 1984 from Beijing Postal and Telecom University with a major in computing and communication.  He was the founder of Beijing Wei Wan Communication Ltd which specialized in personal mobile data communication and paging.  Previous employment includes general manager of network development division of Jin Zhong Hua of the Xin Tai Group, Executive manager of Beijing Yitelian, and communication equipment factory manager in BJ Electronics Development Ltd.

Sam Huang, CTO Network. Mr. Sam Huang was formerly CTO of Beijing Quantum deploying 3.5GHz WiMax technology and has over 10 years experience in network management and planning. He was the deputy general manager in Wai Te Mobile Communication Ltd., prior to telecom industry, he was the investment manager for Hong Kong Macau Investment Group, and Manager for Hangzhou mechanical tools factory. Mr. Huang has a degree in material engineering.

Ray Huang, Vice President of Content Integration. Mr. Ray Huang is one of the founders of JSDway Digital Technology Company Limited in Taiwan, and a current MoqiZone indirect shareholder.  JSDway Taiwan is the biggest Internet Café distribution channel for online game and TV related merchandise in Taiwan, with annual revenue over NT 1,000 millions.  Through JSDway Taiwan’s ownership in the Company, we believe that we are able to obtain the best online digital content in Asia.

Calvin Ng,   Chief Information Officer.  Formerly the founder of Green Digital, the biggest Internet Café association in China representing China Telecom’s Internet Café chain, Mr. Ng has over 6 years in the internet café business in China and has developed software which is used in most internet cafés in China.

Ling Tao, Vice President of New Business Development. Prior to joining us, Mr. Ling was the general manager for CYNT Consultant Ltd and CEO of Mingxuan Technology Company Limited, which is a national licensed ISP in China. He received a BSC from Beijing Information Engineer College & Computer Sciences. He is also one of the shareholders of SZ Mellow.

Chris Wong, VP of Sales & Marketing. Mr. Wong has extensive online gaming experience in Greater China. Previously, he worked for Shanda Networking and developed several online game businesses in China. He is a consultant in the “Society of Industry Leader” for Vista Research, a business of Standard & Poor’s. He has an MBA from University of Bradford, England, and membership from the Institute for the Management of Information Systems in 2002.

CORPORATE GOVERNANCE

Committees of the Board Of Directors

Prior to the Share Exchange, we had an Audit Committee comprised of two members: Mr. Freeman (Chairman) and Mr. Walin, both of whom satisfied the independence requirements as that term is defined by NASDAQ.  Additionally, the Board identified Mr. Freeman as a financial expert within the meaning of applicable regulatory standards.

The Audit Committee pre-approves the performance of audit and non-audit services by the Company’s accountants and reviews our internal control systems, financial reporting procedures, the general scope of our annual audit, the fees charged by the independent accountants, and the fairness of any proposed transaction between us and any of our officers, directors or other affiliates. With respect to the foregoing, the Audit Committee makes recommendations to the full Board and performs such further functions as may be required or delegated to the Committee by the Board of Directors.  The Board of Directors has adopted a written charter for the Audit Committee.

We are currently quoted on the OTC Bulletin Board, which is sponsored by FINRA, under the symbol “TLHO” and the OTCBB does not have any listing requirements mandating the establishment of any particular committees.  For these reasons, we did not have any other separate committees during fiscal 2008; all functions of a nominating committee and compensation committee were performed by our board of directors.  The Board determined however, that Gary Freeman and Steven Walin were “independent” as that term is defined in Section 4200 of the Marketplace Rules as required by the NASDAQ Stock Market.

Our Board believes that, considering our size and the members of our Board, decisions relating to director nominations can be made on a case-by-case basis by all members of the board without the formality of a nominating committee or a nominating committee charter. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right in the future to retain a third party search firm, if necessary.

The Board does not have an express policy with regard to the consideration of any director candidates recommended by shareholders since the Board believes that it can adequately evaluate any such nominees on a case-by-case basis; however, the Board will evaluate shareholder-recommended candidates under the same criteria as internally generated candidates. Although the Board does not currently have any formal minimum criteria for nominees, substantial relevant business and industry experience would generally be considered important, as would the ability to attend and prepare for board, committee and shareholder meetings. Any candidate must state in advance his or her willingness and interest in serving on the board of directors.

Following the Effective Date, we shall appoint new members to the audit committee and intend to appoint such persons and form such committees as are required to meet the corporate governance requirements imposed by the national securities exchanges in the near future.  Therefore, we intend that a majority of our directors will eventually be independent directors and at least one of our new directors will qualify as an “audit committee financial expert.”  Additionally, we will adopt charters relative to each such committee and expect to maintain the current Audit Committee Charter.  Following the Share Exchange, until further determination by our board of directors, the full board of directors will undertake the duties of the audit committee, compensation committee and nominating committee.

Director Independence

Presently, we are not required to comply with the director independence requirements of any securities exchange.  In determining whether our directors are independent, however, we intend to comply with the rules of the NYSE AMEX (formerly known as the American Stock Exchange).  The board of directors also will consult with counsel to ensure that the board of directors’ determinations is consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors, including those adopted under the Sarbanes-Oxley Act of 2002 with respect to the independence of future audit committee members.  The NYSE AMEX listing standards define an “independent director” generally as a person, other than an officer of a company, who does not have a relationship with the company that would interfere with the director’s exercise of independent judgment.

Although we are not required to satisfy these standards, prior to the Share Exchange, our board of directors determined that two of our three directors - Gary Freeman and Steven Walin were “independent” as that term is defined in Section 4200 of the Marketplace Rules as required by the NASDAQ Stock Market.

As of the Share Exchange, we do not satisfy the “independent director” requirements of the NYSE AMEX, which requires that a majority of a company’s directors be independent.  However, our board of directors intends to appoint additional members, each of whom will satisfy such independence requirements, when we become subject to such requirements.

Directors Attendance at Meetings

During fiscal 2008, the Board did not hold any meetings.  None of the directors attended fewer than 75% of the total number of Board of Directors meetings.

EXECUTIVE OFFICERS

In connection with the Share Exchange, Mr. Eric Stoppenhagen resigned as our Interim President and Secretary; Cheung Chor Kiu Lawrence (Lawrence Cheung) was appointed as our Chief Executive Officer.

A brief description of the previous business experience of our executive officers is provided above in the Changes to our Board of Directors section of this Schedule.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who beneficially own more than 10% of a registered class of our equity securities, to file reports of beneficial ownership and changes in beneficial ownership of our securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities).  Directors, executive officers and beneficial owners of more than 10% of our common stock are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file.  Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to us, or written representations that no reports were required, we believe that for the fiscal year ended December 31, 2008, all of our executive officers, directors and greater-than-ten percent stockholders complied with Section 16(a) filing requirements applicable to them.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Trestle Executive Compensation and Director Compensation Information

We paid Mr. Stoppenhagen $61,000 and $36,000 in 2007 and 2008, respectively as cash compensation for his services as our Interim President and Secretary; additionally, Mr. Stoppenhagen received a $500 allowance per month for office expenses. Pursuant to a consulting agreement that we maintained with Venor, Inc., a consulting company over which Mr. Stoppenhagen is a principal, we paid Venor $3,000 per month for consulting services and $500 per month for office space.  Mr. Stoppenhagen did not receive any other compensation - not in the form of stock awards, stock options, or in any other form.

Prior to the Share Exchange, we paid our directors $7,500 in cash each year for serving on the Board which was paid quarterly, at the beginning of each quarter. Our directors did not receive any other compensation, not in the form of stock awards, stock options, or in any other form.

The Company Executive and Director Compensation Information

The Company did not pay any compensation to our chief executive officer, or any of our directors, for services rendered during the fiscal years ended December 31, 2008 and December 31, 2007.

Grants of Plan-Based Awards and Outstanding Equity Awards at Fiscal Year-End

We did not grant any options or awards to any of our named executive officers during our last two completed fiscal years nor did any of our executive officers exercise any such options or awards during such period.

Employment Agreements

We do not currently have any employment agreements with our executive officers, but intend to enter into employment agreements at market rates as determined by the board of directors and confidentiality agreements with our executive officers.

Retirement/Resignation Plans

We do not have any plans or arrangements in place regarding the payment to any of our executive officers following such person’s retirement or resignation.

Director Compensation

We have not paid our directors fees in the past for attending scheduled and special meetings of our board of directors.  In the future, we may adopt a policy of paying independent directors a fee for their attendance at board and committee meetings.  We reimburse each director for reasonable travel expenses related to such director's attendance at board of directors and committee meetings.

CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS

We have not entered into any transactions during the last two fiscal years with any director, executive officer, director nominee, 5% or more shareholder, nor have we entered into transactions with any member of the immediate families of the foregoing person (include spouse, parents, children, siblings, and in-laws) nor is any such transaction proposed, except as follows:

Contractual Arrangements with SZ Mellow and its Shareholders

PRC law currently limits foreign equity ownership of companies that provide wireless value-added services and Internet content services.  To comply with these foreign ownership restrictions, we operate our websites and provide online advertising services in China through a series of contractual arrangements with SZ Mellow and its shareholders, Ling Tao, Ling Yong and Wang Yulin.  We call these contractual arrangements “Sina Structure Portal Arrangement” agreements.  These agreements may be summarized, as follows:

Exclusive Business Cooperation Agreement.  Pursuant to the exclusive ten year business cooperation agreement between SZ Mellow and Shanghai MoqiZone, Shanghai MoqiZone has the exclusive right to provide to SZ Mellow comprehensive technology and consulting services related to the business of SZ Mellow.  In consideration for such services, Shanghai MoqiZone is entitled to receive 100% of the net income of SZ Mellow.

Equity Pledge Agreement. Under the equity pledge agreement among SZ Mellow, the shareholders of SZ Mellow and Shanghai MoqiZone, the shareholders of SZ Mellow pledged all of their equity interests in SZ Mellow to Shanghai MoqiZone to guarantee SZ Mellow’s performance of its obligations under the exclusive business cooperation agreement. In the event that SZ Mellow were to breach its contractual obligations, Shanghai MoqiZone, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The equity pledge agreement will expire only after SZ Mellow and its shareholders have fully performed their respective obligations under the exclusive business cooperation agreement.

Exclusive Option Agreement.  Under an exclusive ten (10) year option agreement between SZ Mellow, the shareholders of SZ Mellow and Shanghai MoqiZone, the shareholders of SZ Mellow have irrevocably granted to Shanghai MoqiZone or its designated person an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in SZ Mellow for RMB10 or the evaluation amount of consideration permitted by applicable PRC law.  Shanghai MoqiZone or its designated person has sole discretion to decide when to exercise the option, whether in part or in full.

Loan Agreement.  Under the loan agreement between the shareholders of SZ Mellow and MobiZone Hong Kong, the parties confirmed that MobiZone Hong Kong has made an interest-free loan to the shareholders of SZ Mellow solely to enable the shareholders of SZ Mellow to fund the initial capitalization of SZ Mellow. The loan can be repaid only by sale of the shareholder’s equity interest in SZ Mellow to MobiZone Hong Kong. The term of the loan agreement is ten years from the date thereof.

Irrevocable Power of Attorney.  The shareholders of SZ Mellow have each executed an irrevocable power of attorney to appoint Shanghai MoqiZone as their exclusive attorneys-in-fact to vote on their behalf on all SZ Mellow matters requiring shareholder approval.  The term of each power of attorney is valid so long as such shareholder is a shareholder of SZ Mellow.

Trestle Shareholder Loan

 Trestle owed an aggregate amount of approximately $138,000 to MKM Opportunity Master Fund, Ltd. (“MKM”), a fund managed by MKM Capital Advisors, of which Trestle’s previous Board Chairman – Mr. David Skriloff – is managing partner (the “MKM Note”).  MKM agreed to forgive approximately $83,000 of the MKM Note in exchange for approximately 35,858,000 shares of Trestle Common Stock, which issuance shall occur immediately prior to the Share Exchange; the Company will satisfy the remaining portion of the Note with a cash payment of approximately $55,000.  After the Share Exchange, the Financing (pursuant to which MKM received 50 Units) and the Reverse Split, MKM will maintain approximately 5.57% interest in the Company.

The Performance Shares

Under the terms of the Share Exchange Agreement, all of the shareholders of MoqiZone Cayman who are members of our senior management will deposit in an escrow account an aggregate of 900 shares of the Series B Preferred Stock (to be automatically converted into 900,000 shares of Trestle common stock).  These shares (the “Performance Shares”) will be delivered to the management group shareholders only in the event that the Company achieves certain performance targets over the twelve consecutive months commencing July 1, 2009 and ending June 30, 2010 (the “Measuring Period”).  If $6,000,000 or more raised in the Financing, then: (i) in the event that we realize at least $19,171,000 of reported revenues by the end of the twelve month Measuring Period, all of the Performance Shares will be released to the management group, and (ii) in the event that less than $19,171,000 of reported revenues are realized by the end of the twelve month Measuring Period, a pro-rata portion of the Performance Shares shall be distributed to the purchasers of the Units offered hereby, based upon 0.2347 Performance Shares for each USD $1.00 that the actual revenues achieved by the end of the Measuring Period shall be less than the $19,171,000 Target Revenue, or 45,000 Performance Shares for each 1% of $19,171,000 ($191,710) by which the actual revenues shall be less than the Target Revenue. If less than $6,000,000 is raised in the Financing, then: (i) in the event that we realize at least $10,450,000 (the “Lower Target Revenue”) in reported revenues by the end of the twelve month Measuring Period, all of the Performance Shares will be released to the management group and (ii) in the event that less than $10,450,000 of reported revenues are realized by the end of the twelve month Measuring Period, a pro-rata portion of the Performance Shares shall be distributed to the purchasers of the Units offered hereby, based upon 0.4306 Performance Shares for each USD $1.00 that the actual revenues achieved by the end of the Measuring Period shall be less than the Lower Target Revenue, or 45,000 Performance Shares for each 1% of $10,450,000 ($104,500) by which the actual revenues shall be less than the Lower Target Revenue.

Any Performance Shares distributable from the escrow will be made within ten business days after the final calculations with respect to the distribution of the Performance Shares are made, and will be distributed to investors in Financing on a pro-rata basis by which the amount of securities purchased by each investor bears to the total amount of securities sold. Performance Shares not distributed to investors will be returned to the management group at the end of the Measuring Period.

The Performance Warrants

Certain of the members of our senior management will be, under the terms of the Share Exchange Agreement, entitled to receive three year warrants to purchase 900,000 shares of Trestle common stock, exercisable at $1.80 per share (the “Performance Warrants”) in the event that our consolidated audited net income as of the date that is 24 months after the Closing of the Financing shall equal or exceed $21,560,000, assuming that we complete the Financing with the sale of at least 600 Units for $6,000,000.  If however, we complete the Financing for an aggregate amount less than $6,000,000, then such persons shall only be entitled to receive the Performance Warrants in the event that our consolidated audited net income as of the date that is 24 months after the Closing of the Financing equals or exceeds $5,000,000.

Lock Up Agreements

All of the Trestle shares of common stock to be owned by the management shareholders will be restricted from public or private sale for a period of twelve months following the effective date of the registration statement registering the Series B Conversion Shares and Warrant Shares for resale under the Securities Act of 1933, as amended; following such twelve month period, management shall be allowed to sell up to 1/12 of their holdings each month for the next twelve months.

Review, Approval and Ratification of Related Party Transactions

Given our small size and limited financial resources, we had not adopted prior to the Share Exchange formal policies and procedures for the review, approval or ratification of transactions, such as those described above, with our executive officers, directors and significant shareholders.  However, we intend that such transactions will, on a going-forward basis, be subject to the review, approval or ratification of our board of directors, or an appropriate committee thereof.

Stockholder Communications With Directors

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

Following the Share Exchange, Stockholders who want to communicate with our Board or any individual director can write to:

Mobizone Holdings Limited
Unit Nos. 301-02, New East Ocean Centre,
No. 9  Science Museum Road,
T.S.T., Kowloon, Hong Kong
Attn: Secretary
Telephone: (852) 27238638
Facsimile: (852) 27237367

Your letter should indicate that you are a MobiZone stockholder.  Depending on the subject matter, management will:

•	Forward the communication to the Director or Directors to whom it is addressed;

•	Attempt to handle the inquiry directly, for example where it is a request for information about Mobizone or The Share Exchange; or

•	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Directors on request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Trestle Holdings, Inc.

By:	/s/ Lawrence Cheung
Name:	Lawrence Cheung
Title:	Chief Executive Officer and Chairman

Dated: June 5, 2009